FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Press Release
September 21, 2005
GOLD RESERVE RESPONDS TO MARKET ACTIVITY

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com . Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: September 21, 2005
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Press Release

GOLD RESERVE RESPONDS TO MARKET ACTIVITY

SPOKANE, WASHINGTON September 21, 2005

Gold Reserve Inc. (TSX: GRZ - AMEX: GRZ) President Doug Belanger today commented on the Company's common share trading and price volatility and the subsequent trading halt on the Toronto Stock Exchange and the American Stock Exchange midday Tuesday, September 20, 2005. Several news services reported comments that the President of the Bolivarian Republic of Venezuela, Hugo Chavez Frias, made regarding the development of the Las Cristinas property.

"We wish to assure the market that the gold and copper concessions for the Company's Brisas Project are in compliance with Venezuelan laws and regulations and we are moving ahead with the development of the Brisas Project. We enjoy an excellent working relationship with the Venezuelan Government and look forward to the economic and social development of the Brisas Project in a mutually beneficial manner with the communities located near the project, the people in Bolivar State, and the Bolivarian Republic of Venezuela."

Gold Reserve Inc. is a Canadian company which has the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela. The Brisas project is estimated to have 10.1 million ounces of gold and 1.29 billion pounds of copper in proven and probable ore reserves. Further information on Brisas tonnage, grades, reserve estimates and calculations, and the bankable feasibility study is available at www.goldreserveinc.com, www.sedar.com and www.sec.gov.

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.

FOR FURTHER INFORMATION:
Internet  www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634